                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

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                                     SCHEDULE 13D
                                    (Rule 13d-101)


                    INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                      PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                       THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. ----------)



                                 PBOC HOLDINGS, INC.
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                                   (Name of Issuer)


                       COMMON STOCK, $0.01 PAR VALUE PER SHARE
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                            (Title of Class of Securities)


                                     69316G 10 8
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                                    (CUSIP Number)



                                      Aaron Au
                             Trustees of the Estate of
                               Bernice Pauahi Bishop
                               567 South King Street
                                      Suite 200
                              Honolulu, Hawaii  96813
                                   (808) 523-6319
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                     May 12, 1998
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               (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                            (Continued on following pages)

                                  Page 1 of 7 Pages

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CUSIP No.  69316G 10 8             13D                      Page 2 of 7 Pages
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    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Trustees of the Estate of Bernice Pauahi Bishop
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                       (b) [ ]
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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            PF, OO
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS               [ ]
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Hawaii
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  NUMBER OF SHARES    7       SOLE VOTING POWER
BENEFICIALLY OWNED
 BY EACH REPORTING            4,759,848
   PERSON WITH      ------------------------------------------------------------
                      8       SHARED VOTING POWER

                              0
                    ------------------------------------------------------------
                      9       SOLE DISPOSITIVE POWER

                              4,759,848
                    ------------------------------------------------------------
                      10      SHARED DISPOSITIVE POWER

                              0
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,759,848
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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          [ ]
            CERTAIN SHARES*

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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            21.76%
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    14      TYPE OF REPORTING PERSON*

            OO
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CUSIP No.  69316G 10 8             13D                      Page 3 of 7 Pages
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Item 1.  Security and Issuer
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     The securities as to which this Schedule 13D ("Schedule") relate are the shares of common stock, $0.01 par value per share ("Common Stock"), of PBOC Holdings, Inc. (the "Issuer"). The address of the Issuer's principal executive office is 5900 Wilshire Boulevard, Los Angeles, California 90036.

Item 2.  Identity and Background
--------------------------------
     (a)  Name of Person Filing:

          Trustees of the Estate of Bernice Pauahi Bishop ("Reporting Persons")

     (b)  State or Other Place of Organization:

          Hawaii

     (c)  Principal Business:

          The Reporting Persons are the Trustees of the Estate of Bernice Pauahi Bishop, also known as Kamehameha Schools Bernice Pauahi Bishop Estate, ("Bishop Estate"), a charitable educational trust established under Hawaii law. The Bishop Estate is one of the largest private landowners in the state of Hawaii.

     (d)  Address of Principal Business:

          567 South King Street, Suite 200, Honolulu, Hawaii  96813.

     (e)  Address of Principal Office:

          567 South King Street, Suite 200, Honolulu Hawaii  96813.

     (f) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (g) The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

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CUSIP No.  69316G 10 8             13D                      Page 4 of 7 Pages
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Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------
     In July and August, 1992, in connection with the recapitalization of People's Bank of California (formerly known as Southern California Federal Savings and Loan Association) (the "Bank"), a wholly owned subsidiary of the Issuer, the Reporting Persons infused $30.0 million and received, among other things, Class A Common Stock, par value $.01 per share ("Class A Common Stock").

     On June 1, 1995, in connection with the 1995 recapitalization of the Bank, the Issuer (i) reclassified its Class A Common Stock as Common Stock; and (ii) established a series of Cumulative Voting Preferred Stock, Series C ("Series C Preferred Stock"); a series of Cumulative Voting Preferred Stock, Series D ("Series D Preferred Stock"); and a series of Cumulative Nonvoting Preferred Stock, Series E ("Series E Preferred Stock") (collectively, the "Preferred Stock"). The Reporting Persons infused an additional $42.5 million and received a Senior Note in the original principal amount of $10.0 million, 85,000 shares of Series C Preferred Stock, 14,000 shares of Series D Preferred Stock, 226,000 shares of Series E Preferred Stock, and 1,386 shares of Common Stock. The Reporting Persons' Class A Common Stock was exchanged for Common Stock. In the aggregate, the Reporting Persons received 59,101 shares of Common Stock and 325,000 shares of Preferred Stock.

     On May 12, 1998, the Reporting Persons exchanged 325,000 shares of Preferred Stock for 178,571 shares of Common Stock in accordance with the Stockholders' Agreement dated April 20, 1998 ("Stockholders' Agreement") (incorporated by reference herein in Item 7). On May 12, 1998, these 178,571 shares of Common Stock, plus the 59,101 shares of Common Stock previously owned, were split 32:1 into 7,605,518 shares or 65.12% of the Issuer's Common Stock. The Reporting Persons sold 2,474,496 shares of Common Stock in the initial public offering ("Offering") which was consummated on May 15, 1998 and an additional 371,174 shares in connection with the exercise by the Underwriters' of their over-allotment option granted in the Offering. The Issuer used a portion of the net proceeds from the Offering to prepay the Senior Note (plus accrued interest) which was issued to the Reporting Persons in the 1995 recapitalization. The Reporting Persons currently beneficially own 4,759,848 shares or 21.76% of the Issuer's Common Stock.

Item 4.  Purpose of Transaction
-------------------------------
     The Reporting Persons purchased the shares of Common Stock for investment purposes.

     The Reporting Persons currently have no plans or proposals (excluding action which may be taken or proposed to be taken by the Board of Directors, of which two Trustees are members) which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary

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CUSIP No.  69316G 10 8             13D                      Page 5 of 7 Pages
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corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any material change in the present capitalization or dividend policy of the Issuer;
(e) any other material change in the Issuer's business or corporate structure;
(f) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (g) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (i) any action similar to any of those enumerated above.

     As far as any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, the Reporting Persons will be able to influence the filling of one existing vacancy on the Board of Directors. In connection with the consummation of the Offering, the three stockholders which owned all of the capital stock of the Issuer prior to the Offering (the "Stockholders") entered into the Stockholders' Agreement, pursuant to which the Issuer will agree to use all authority under applicable law to cause the Stockholders' nominees to be included in the slate of nominees to the Board of Directors and will agree to use all practical efforts to cause the election of such slate. Under the Stockholders' Agreement, the Reporting Persons will be entitled to designate two, one or no nominees, and BIL Securities (Offshore) Limited ("BIL Securities") and Arbur, Inc. ("Arbur") collectively one or no nominees, in each case based on such Stockholders' percentage ownership of Common Stock. The Reporting Persons, BIL Securities and Arbur own 21.76%, 8.74% and 2.91% of the Common Stock, respectively. As a result, the Stockholders will continue to be able to influence the election of the Issuer's Board of Directors, and thereby the policies of the Company and its subsidiaries, including mergers, sales of assets and similar transactions. The Stockholders' Agreement further provides that, subject to any applicable regulatory prohibitions, the Stockholders shall at all times have and maintain a right of attendance at Board of Directors meetings, irrespective of their continued status as Material Stockholders (defined therein) until such time as certain material litigation shall have been settled or otherwise terminated. In addition, unless otherwise approved by stockholders of the Issuer pursuant to the Issuer's Amended and Restated Articles of Incorporation, as long as the Stockholders are Material Stockholders, the Bylaws of the Issuer shall provide for and the Board of Directors shall be comprised of seven directors.

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CUSIP No.  69316G 10 8             13D                      Page 6 of 7 Pages
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Item 5.  Interest in Securities of the Issuer
---------------------------------------------
     (a) The Reporting Persons beneficially own 4,759,848 shares of Common Stock of the Issuer which represents approximately 21.76% of the outstanding shares of Common Stock.

     (b) As trustees, the Reporting Persons have sole voting and dispositive power with respect to 4,759,848 shares of Common Stock.

     (c) On May 12, 1998, the Reporting Persons acquired 178,571 shares of Common Stock in exchange for 325,000 shares of Preferred Stock as discussed in Item 3. On May 12, 1998, all shares of Common Stock owned by the Reporting Persons (following the exchange) were split 32:1. The Reporting Persons sold 2,474,496 shares of Common Stock at $13.75 per share (before the Underwriters' discount) for an aggregate sales price of $34,024,320 in the Offering which was consummated on May 15, 1998 and an additional 371,174 shares for an aggregate sales price of $5,103,642 on May 21, 1998 in connection with the Underwriters' exercise of its over-allotment option. The Reporting Persons had no other transactions in the Issuer's securities during the last 60 days.

     (d)  Not Applicable.

     (e)  Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
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to Securities of the Issuer
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     The Reporting Persons are a party to the Stockholders' Agreement which permits the Reporting Persons and the other Stockholders to nominate up to three of the seven directors of the Issuer so long as they are "Material Stockholders" (as defined therein). As such, the Reporting Persons and the other Stockholders are able to influence the election of directors and thereby the policies of the Issuer and its subsidiaries.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------
     The Stockholders' Agreement is incorporated by reference from the Registration Statement on Form S-1 (Registration No. 333-48397) filed by the Issuer with the Securities and Exchange Commission on January 5, 1998, as amended.

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CUSIP No.  69316G 10 8             13D                      Page 7 of 7 Pages
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                                      Signatures

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

                                    TRUSTEES OF THE ESTATE
                                    OF BERNICE PAUAHI BISHOP






May 22, 1998                         By:  /s/ Richard Sung Hong Wong
                                         --------------------------------
                                         Richard Sung Hong Wong



May 22, 1998                         By:  /s/ Marion Mae Lokelani Lindsey
                                         --------------------------------
                                         Marion Mae Lokelani Lindsey



May 22, 1998                         By:  /s/ Oswald Kofoad Stender
                                         --------------------------------
                                         Oswald Kofoad Stender




/s/ Colleen I. Wong
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Legal Group